K&L GATES LLP HEARST TOWER, 47TH FLOOR 214 NORTH TRYON STREET CHARLOTTE, NC 28202 T +1 704 331 7400 F +1 704 331 7598

November 18, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Amanda Ravitz
Re:
ENDRA Life Sciences Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted September 21, 2016

CIK No. 0001681682

Dear Ms. Ravitz:
On behalf of ENDRA Life Sciences Inc. fka ENDRA Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated October 7, 2016 with respect to the Company’s amended draft registration statement on Form S-1 (CIK No. 0001681682). Simultaneously with the filing of this letter, the Company is filing by EDGAR a Registration Statement on Form S-1 (the “Registration Statement”) relating to the contemplated registration and offering of shares of the Company’s common stock and warrants to purchase shares of the Company's common stock described in the Registration Statement and responding to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.
1. Throughout your disclosure where you discuss your anticipated regulatory pathway, please revise to indicate where you derived your estimates about regulatory pathway and timing, and indicate that these are estimates only, subject to significant uncertainty.
Additional disclosure responding to this comment has been added on pages 3, 33, 39 and 57 of the Registration Statement.
2. We note your revisions made in response to prior comments 5 and 12 indicating the anticipated steps remaining to obtain European and U.S. regulatory approval. Please expand your disclosure here and elsewhere as appropriate to indicate any additional steps beyond regulatory approval required to reach revenue generation.
Additional disclosure responding to this comment has been added on pages 3, 33, 39 and 57 of the Registration Statement.
3. Please reconcile your response to prior comment 15 with Instruction 1 to Item 402(n)(2)(vii) and the Instruction to Item 402(r) of Regulation S-K.
It is the Company’s understanding that Instruction 1 to Item 402(n)(2)(vii) and its application to Item 402(r) pursuant to the Instruction to Item 402(r) of Regulation S-K applies to non-equity incentive plan compensation, rather than the equity awards (stock options) that are addressed by the Staff’s comment #3.
4. Please tell us why you deleted the disclosure regarding Mr. Wells’s positions “with several emerging growth companies.”
The previously deleted disclosure regarding Mr. Wells’ positions was deleted because it related to business experience more than five years ago and thus was not necessary to satisfy the requirements of Regulation S-K Item 401(e)(1). However, in connection with the Staff’s comment #4 the Company has expanded the disclosure concerning Mr. Wells’ relevant experience in his role with StoryCorp Consulting, which additional disclosure has been added on page 63 of the Registration Statement.
We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.
Very truly yours,

/s/ Mark R. Busch
Mark R. Busch

cc:
Francois Michelon, Chief Executive Officer

Michael Thornton, Chief Technology Officer

David Wells, Chief Financial Officer (Interim)